UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Notice to the Market

Disclosure of results for the years 2013 and 2012, in accordance to International Financial Reporting Standards (IFRS)

Banco Bradesco S.A. announces to its shareholders, clients, collaborators and to the market in general that it prepared complete consolidated financial statements for the years ended December 31, 2013 and 2012, according to the International Financial Reporting Standards - IFRS, in conformity with the pronouncements issued by the International Accounting Standards Board - IASB, pursuant to Resolution 3,786/09 of the Brazilian Monetary Council (CMN) and CVM Rule 457/07.

See below, the main changes seen in our consolidated financial statements due to the adoption of IFRS:

Comparison between BR GAAP and IFRS - in Reais millions
Balance sheet	12/31/2013			12/31/2012
	BR GAAP (1)	Adjustments (2)	IFRS	BR GAAP (1)	Adjustments (2)	IFRS
Assets
Cash and balances with banks	67,577	(127)	67,450	60,029	(127)	59,902
Financial assets held for trading	154,232	(58,139)	96,093	186,059	(74,220)	111,839
Financial assets available for sale	60,423	7,415	67,838	63,327	18,195	81,522
Investments held to maturity	23,071	(2)	23,069	3,716	-	3,716
Assets pledged as collateral	189,143	(71,403)	117,740	186,218	(80,085)	106,133
Loans and advances to banks	26,907	51,813	78,720	35,108	57,351	92,459
Loans and advances to customers (3)	294,906	9,215	304,121	259,454	9,567	269,021
Non-current assets held for sale	832	1	833	533	-	533
Investments in associated companies	1,372	2,021	3,393	1,325	1,796	3,121
Property and equipament	4,667	(165)	4,502	4,678	(153)	4,525
Intangible assets and goodwill	9,146	(925)	8,221	8,270	(653)	7,617
Taxes to be offset	5,755	(462)	5,293	5,534	(239)	5,295
Deferred income taxes	29,404	(3,743)	25,661	24,203	(6,289)	17,914
Other assets	40,704	(5,336)	35,368	40,638	(4,694)	35,944
Total assets	908,139	(69,837)	838,302	879,092	(79,551)	799,541

Liabilities
Deposits from banks	314,323	(71,223)	243,100	300,887	(79,944)	220,943
Deposits from customers	216,114	104	216,218	210,747	27	210,774
Financial liabilities held for trading	1,808	18	1,826	4,001	49	4,050
Funds from securities issued	57,654	229	57,883	51,359	193	51,552
Subordinated debt	35,885	-	35,885	34,852	-	34,852
Insurance technical provisions and pension plans	130,329	-	130,329	118,769	-	118,769
Other provisions	14,427	(674)	13,753	21,290	(269)	21,021
Current income tax liabilities	3,686	(603)	3,083	3,724	(435)	3,289
Deferred income tax liabilities	3,188	(2,388)	800	7,997	(4,905)	3,092
Other liabilities	59,180	4,142	63,322	54,830	5,023	59,853
Shareholders´ equity of controlling	70,940	944	71,884	70,047	1,090	71,137
Non-controlling interest	605	(386)	219	589	(380)	209
Total liabilities and shareholders´equity	908,139	(69,837)	838,302	879,092	(79,551)	799,541

1)  Information presented herein consider amounts calculated pursuant to the accounting practices adopted in Brazil (BR GAAP), which are applicable to financial institutions and  classified according to the presentation model determined by IFRS´s;

2)  Adjustments from the consolidation process, reclassification between accounts and other effects from the adoption of IFRS´s; and

3)  The loan and advances to customers’ portfolio is presented net of provision for impairment losses.

Effective January 1, 2013 we adopted IFRS 11 – “Joint Arrangements”, thus changing the accounting policy of participation in joint ventures to the equity method. The effects of IFRS 11 adoption have not generated significant impacts in our financial statements.

See below, reconciliation of Shareholders’ Equity and Net Income for the 2013 and 2012 years:

Reconciliation of Shareholders´Equity and Net Income - in R$ millions
Adjustments	Shareholders´ Equity	Net Income	Shareholders´ Equity	Net Income

	12/31/2013	2013	12/31/2012	2012
BR GAAP	70,940	12,011	70,047	11,381
1) Adjustment to the recoverable value of loans and advances	1,550	138	1,412	(578)
2) Business combinations	646	112	534	(93)
3) Fair value adjustment of financial assets - equity instruments	(12)	-	357	-
4) Hedge accounting adjustments	-	285	-	638
Others	43	142	130	141
Deferred income tax and social contribution of IFRS adjustments	(1,283)	(292)	(1,343)	(198)
IFRS - Attributable to the controlling shareholder (1)	71,884	12,396	71,137	11,291
Non-controlling shareholder	219	90	209	60
IFRS - Attributable to the controlling and non-controlling shareholder (1)	72,103	12,486	71,346	11,351
(1) The net income basis for the calculation of dividends and interest on capital paid to shareholders, is originally from BR GAAP, which was released on January 30, 2014.

Below is a description of the main changes from the adoption of IFRS:

1)     Adjustment to the recoverable value of loans and advances

Impairment of loans and advances were established based on the history of losses and other information about the clients of the organization at the balance sheet date and clear evidences that show losses had occurred after the initial recognition of the financial asset.

2)     Business combinations

Under IFRS, the identifiable assets and liabilities in business combinations and assets delivered as payment combinations were recognized at their fair value. Shares issued in the acquisition were recognized at their fair value on the date the control is transferred.

3)     Fair value adjustment of financial assets – equity instruments

The Organization does not have significant influence in the management of the investee, this shareholding will be designated as available-for sale and recorded at fair value on the date of transition to IFRS, the subsequent changes in fair value within Equity – “Other comprehensive income,” net of tax effects.

4)     Hedge accounting adjustments

These financial instruments were not designated as hedge instruments for IFRS purposes, and thus they were not treated as hedges for accounting purposes under IAS 39. Therefore, the amount recorded in equity under BR GAAP was reversed against retained earnings at the transition date.

Cidade de Deus, Osasco, S.P, March 31, 2014

Banco Bradesco S.A.

Luiz Carlos Angelotti

Managing Director and
Investor Relations Officer

Should you have any questions or require further information, please contact Mr. Paulo Faustino da Costa, phone 55 11 2178-6201, e-mail 4823.paulo@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.br  or Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 31, 2014

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.